UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

YOO, INC.
(Exact Name of Registrant as Specified in its Charter)

333-151381
(Commission File Number)

DELAWARE	36-4620445
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

711 Third Avenue, Suite 1505
New York, NY 10017
(Address of Principal Executive Offices)

(212) 682-5068
(Registrant's Telephone Number)

Information Statement
Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder

January 6, 2009

This Information Statement is being furnished on or about January 7, 2009 to all of the stockholders of record at the close of business on December 31, 2008 of the common stock, par value $0.0001 per share, of Yoo, Inc. (the “Company”).

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

       NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

Our company, Yoo, Inc. (the “Company”, “we” or “us”), has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 30, 2008, with IX Energy Acquisition, Inc., a Delaware corporation, which is a wholly owned subsidiary of the Company (“Merger Sub”), and IX Energy, Inc., a Delaware corporation, (“IX Energy”). Pursuant to the Merger Agreement, IX Energy merged with and into Merger Sub, and the combined entity will be a wholly-owned subsidiary of the Company (the “Merger”).

IX Energy was incorporated under the laws of the State of Delaware on March 3, 2006 for the purpose of designing, manufacturing, marketing and installing high-performance solar electric power technologies.

Please read this Information Statement carefully. It contains biographical and other information concerning our executive officers, directors and those nominees to be appointed as directors and executive officers after the completion of the Merger. Additional information about the Merger is contained in our Current Report on Form 8-K, dated December 30, 2008, which was filed with the Commission on January 9, 2009. All of the Company's filings and exhibits may be inspected without charge at the public reference section of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material also may be obtained from the Commission at prescribed rates. The Commission also maintains a website that contains reports and other information regarding public companies that file reports with the Commission. Copies of the Company's filings may be obtained free of charge from the Commission's website at http://www.sec.gov.

CHANGE IN CONTROL

Upon the closing of the Merger, each issued and outstanding common share of IX Energy was converted into 15,140.25  shares of our common stock, par value $0.0001 per share.

After the closing of the Merger, approximately 78.86% of the Company’s issued and outstanding common stock will be owned by the IX Energy stockholders.  In connection with the Merger, the Company completed a private offering of 2,500,000 shares of common stock, representing 11.75% of the Company’s issued and outstanding common stock.  The remaining 9.39% is held by the Company’s stockholders prior to the Merger following the cancellation of certain shares of the Company’s common stock pursuant to the Merger Agreement.

In connection with the Merger, immediately following the appointment of the Merger Sub nominees, our current directors, Zvi Pessahc Frank and Moshe Nachum Berghstein, resigned from the Board of Directors. Mr. Berghstein’s resignation was effective immediately and Mr. Frank’s resignation shall take effect on the 10th day following the filing of this Form 14(f).  Prior to their resignations, Mr. Frank and Mr. Berghstein, appointed Steven Hoffman as a director of the Company and as Chief Executive Officer and Chief Financial Officer.  In addition, prior to their resignations, Mr. Frank and Mr. Berghstein appointed Roland J. Bopp to serve as the Company’s President and Chief Operating Officer.  On or about the 10th day after the filing of this Form 14(f), Mr. Frank’s resignation as a director of the Company shall be effective and the following will be the new executive officers and directors of the Company:

Steven Hoffman – Chief Executive Officer and Director
Roland J. Bopp – President and Chief Executive Officer

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and directors and those individuals who will be appointed as executive officers and directors following the resignation of Mr. Frank. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by IX Energy prior to the date the new directors take office.

Each member of our Board of Directors shall serve until his successor is elected and qualified, or until his earlier resignation, death or removal. Officers are appointed annually by the Board and each serves at the discretion of the Board.

Current Directors and Executive Officers:

Set forth below is certain information regarding the current directors and executive officers of the Company. There are no agreements with respect to the election of this director.

Name	Age	Position
Steven Hoffman	33	Chief Executive Officer, Chief Financial Officer and Director
Roland J. Bopp	55	President and Chief Operating Officer
Zvi Pessahc Frank	29	Director

Steven Hoffmann, Chief Executive Officer, Chief Financial Officer and Director. Steven Hoffmann was appointed as our Chief Executive Officer, Chief Financial Officer and as a director on December 30, 2008.  He founded IX Energy in 2006 and has served as its Chief Executive Officer and Chairman since inception. He has served as IX Energy’s Chief Financial Officer since November 2008. From 2004 until 2006, Mr. Hoffmann served as the east coast regional sales manager of Solar Integrated Technologies, Inc., a designer, manufacturer, marketer and installer of solar roofing and power generation systems. From 2002 until 2004, Mr. Hoffmann was a sales manager with Turtle & Hughes Inc., a distributor of electrical and industrial equipment. Additionally, Mr. Hoffman’s family has been a leading provider of institutional steam power and heating generation systems for primarily East Coast companies and institutions for the last thirty years. Mr. Hoffmann has had ten years experience with the institutional production, manufacturing, marketing and sales of these systems.

Roland J. Bopp, President and Chief Operating Officer. Roland Bopp was appointed as our President and Chief Operating Officer on December 30, 2008.  He previously served as President and Chief Operating Officer of IX Energy since July 2008. From June 2007 until April 2008, Mr. Bopp served as a consultant to International Beryllium Corporation, an emerging vertically integrated global beryllium company. From December 2006 until June 2007, Mr. Bopp served as a senior advisor to Intellectual Communications LLC, a provider of telecommunications services and solutions for Ukrainian enterprises, government agencies, institutions and private citizens. From April 2006 until November 2006, Mr. Bopp served as the interim Chief Executive Officer and as a director of Billing Services Group Limited, a provider of advanced payment services for digital media, communication service providers and eCommerce merchants. From August 2003 until March 2006, Mr. Bopp served as a director and general manager of Convergence Capital Management Ltd., an investment fund focused on the telecommunications, IT services and real estate sectors. From September 2000 until July 2003, Mr. Bopp served as an Executive Vice President of Hochtief Inc., a U.S. based subsidiary of Hochtief AG, a leading global systems provider in the engineering and construction sector. Prior to joining Hochtief Inc., Mr. -Bopp served as the Chairman, President and Chief Executive Officer of the Americas for Deutsche Telekom Inc., a U.S. based subsidiary of Deutsche Telekom of Germany, from 1997 through 2000. Mr. Bopp served at Mannesmann Corporation, a global $20 billion engineering and telecom company, from

Zvi Pessahc Frank.  On November 14, 2007, Zvi Pessahc Frank was appointed our President and a member of our Board of Directors. Since 2005, Mr. Frank has been employed as a sales executive at the Nekudot advertising agency in Bnei Brak, Israel. Between the years 2003-2005, Mr. Frank taught history at Daat Zkenim in Jerusalem, Israel.  On December 30, in connection with the Merger, Mr. Frank resigned as or President and tendered his resignation as a director, which shall become effective on or about the 10th day following the filing of this Schedule 14f-1.

Directors and Executive Officers following Mr. Frank’s Resignation:

Set forth below is certain information regarding the persons who will become directors and executive officers of the Company following Mr. Adams’ resignation:

Name	Age	Position
Steven Hoffman	33	Chief Executive Officer, Chief Financial Officer and Director
Roland J. Bopp	55	President and Chief Operating Officer

Board of Directors Meetings

Since the end of its fiscal year on December 31, 2007, our Board of Directors did not hold any meetings but has acted on written consent 2 times.

Board of Directors Committees

Currently, our Board does not have any standing audit, nominating or compensation committees, or committees performing similar functions. Our sole Director performs the duties of an audit committee. Our Board does not have a nominating committee as we have no employees and no operating business. The functions customarily performed by a nominating committee are performed by our sole Director.

Communications with Directors

Shareholders may communicate with our Directors by directing the communication in care of Mr. Hoffman, at the address set forth on the front page of this Information Statement.  You will receive a written acknowledgement from the Mr. Hoffman upon receipt of your communication.

Legal Proceedings Involving Directors and Executive Officers

No current director, officer, nominee for director or officer, affiliate or promoter has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, nor has any such person been the subject of any order, judgment, or decree involving the violation of any state or federal securities or commodities laws. The Company is not aware of any legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has an interest adverse to the Company or any of its subsidiaries.

EXECUTIVE COMPENSATION

During the year ended December 31, 2007, none of our officers received any compensation from the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

•	Any of our directors or officers;
•	Any person proposed as a nominee for election as a director;
•	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
•	Our promoter, James Donahue; or
•	Any member of the immediate family of any of the foregoing persons.

PRINCIPAL HOLDERS OF VOTING SECURITIES OF THE COMPANY

As of January 5, 2009, we had 21,283,012, shares of common stock issued and outstanding, which is the only class of voting securities that would be entitled to vote for directors at a stockholders' meeting if one were to be held. Each share of common stock is entitled to one vote.

Security Ownership of Certain Beneficial Owners and Management of the Company:

The following table sets forth the beneficial ownership of our company’s capital stock as of January 5, 2009, as to

• Each person known to beneficially own more than 5% of the Company’s common stock
• Each of our directors
• Each executive officer
• All directors and officers as a group

Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage of Class (2)
Steven Hoffman (3)	7,558,596	35.51%
Scott Schlesinger, M.D	3,058,331	14.37%
Barry Honig	1,126,283 (6)	5.29%
Roland J. Bopp (4)	66,514 (7)	*
Zvi Pessahc Frank (5)	0	*
Robert Prag	1,883,296	8.85%
All directors and officers (3 persons)	10,653,854	50.05%

* Less than 1%

(1)	Unless otherwise indicated, includes shares owned by a spouse, minor children, and relatives sharing the same home, as well as entities owned or controlled by the named beneficial owner.

(2)	Based on 21,283,012 shares of our common stock issued and outstanding as of December 31, 2008.

(3)	Mr. Hoffman was appointed as our Chief Executive Officer, Chief Financial Officer and as a director on December 30, 2008.

(4)	Roland Bopp was appointed as our President and Chief Operating Officer on December 30, 2008.

(5)
On December 30, 2008, in connection with the Merger, Mr. Frank resigned as or President and tendered his resignation as a director, which shall become effective on or about the 10th day following the filing of this Information Statement on Schedule 14f-1.

(6)	Includes 369,271 shares held by Mr. Honig and 960,115 shares held by GRQ Consultants Inc. 401(k), an entity over which Mr. Honig has voting and dispositive control.

(7)	Includes 36,927 shares held by Mr. Bopp and 29,542 shares held by his spouse.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed in its behalf by the undersigned, thereunto duly authorized

Yoo, INC. By Order of the Board of Directors /s/ Steven Hoffman Steven Hoffman Chief Executive Officer and Chairman of the Board

Dated: January 6, 2009